

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 1, 2006

Mr. Douglas A. Proll
Chief Financial Officer
Canadian Natural Resources Limited
2500, 855 – 2 Street S.W.
Calgary, Alberta T2P 4J8

> **Re: Canadian Natural Resources Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed April 5, 2006**
> **File No. 333-12138**

Dear Mr. Proll:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

15. Differences Between Canadian and United States Generally Accepted Accounting Principles

1.   Please expand your disclosure pertaining to derivative financial instruments under footnote (B) to clearly indicate what differences have resulted in material variations in the principles, practices, and methods used in preparing your

Canadian GAAP financial statements from the principles, practices, and methods generally accepted in the United States and in Regulation S-X.

Exhibit 1

Costs Incurred In Oil and Natural Gas Activities

2.   We note you have provided supplemental oil and natural gas information in accordance with SFAS 69. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e property acquisition, exploration and/or development costs), as we believe there is no provision for this separate line item in paragraph 21 and Illustration 2 of SFAS 69. In addition, please explain the difference between the line items Asset retirement costs and Actual retirement expenditures.

Exhibits 2 and 3

3.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Rule B(6) of General Instructions to Form 40-F for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief